UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 27 July 2004

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB)


                  Highlights - AIB Group interim results 2004

                 Adjusted earnings per share EUR 64.4c, up 10% (1)

                           Divisional Profit Performance, up 13%

           - AIB Bank ROI up 1%

             EUR45m investigation related charges incurred

          - AIB Bank GB & NI up 20%
          - Capital Markets up 25%
          - Poland up 163%

                                     USA up 13%(2)

                                 Income / Cost gap + 3%

                     Tangible cost income ratio down 1.7% to 56.0%

                          Net interest margin 2.46% down 34bp
                          (Business -26bp; Technical -8bp)(3)

                  Loans up 14%; deposits up 5% since 31 December 2003

                     Credit provision charge 0.20% of average loans

                            Tangible return on equity 28.6%

                         Interim dividend of EUR 20.9c, up 10%


AIB Group Chief Executive Michael Buckley said:

'The first six months of 2004 was a period of very strong operating performance for AIB. Very strong lending and deposit growth was achieved and we expect this trend to continue in the second half of 2004. Productivity improved considerably with a positive 3% income / cost growth gap and a decline of 1.7% in our tangible cost income ratio. Asset quality statistics further strengthened in the half-year. We continued to develop profitable business growth as evidenced by our 28.6% return on tangible equity.'

(1) The adjusted earnings per share of 58.4c (restated) in 2003 included an M&T restructuring charge of EUR 16 million. When adjusted to exclude the impact of this restructuring charge in 2003 (equates to 1.5c in adjusted earnings per share terms), the adjusted earnings per share increased by 7%.

(2) M&T half-year June 2004 contribution relative to Allfirst quarter March 2003 combined with M&T quarter June 2003 contribution.

(3) See page 9 for details.


Allied Irish Banks, p.l.c.


--------------------------------------------------------------------------------

Dividend

--------------------------------------------------------------------------------

The Board has declared an interim dividend of EUR 20.9c per share, an increase of 10% on the half-year ended 30 June 2003. The dividend will be paid on 24 September 2004 to shareholders on the Company's register of members at the close of business on 6 August 2004.

For further information please contact:

Declan Mc Sweeney                     Alan Kelly                                      Catherine Burke
Chief Financial Officer               Head of Group Investor Relations                Head of Corporate Relations
Bankcentre                            Bankcentre                                      Bankcentre
Dublin                                Dublin                                          Dublin
353-1-660-0311                        353-1-660-0311                                  353-1-660-0311
Ext. 14954                            Ext. 12162                                      Ext. 13894


This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations


                           Forward-Looking Statements

A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the ' forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit or other risks of lending and investment activities, competitive and regulatory factors and technology change. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.


Financial highlights (unaudited)
for the half-year ended 30 June 2004


                                      Half-year      Half-year           Year
                                        30 June        30 June    31 December
                                           2004           2003           2003
                                                   Restated(1)
                                          EUR m          EUR m          EUR m
  Results
  Total operating income                  1,571          1,681          3,176
  Group profit before taxation              699            635          1,011
  Profit attributable                       505            441            677
  Profit retained                           306            262            174

  Per EUR 0.32 ordinary share
  Earnings - basic                        59.6c          50.5c          78.8c
  Earnings - adjusted (note 11(b))        64.4c          58.4c         109.5c
  Earnings - diluted                      59.4c          50.2c          78.4c
  Dividend                                20.9c          19.0c          54.0c
  Net assets                               652c           605c           587c

  Performance measures
  Return on average total assets          1.22%          1.17%          0.90%
  Return on average ordinary              19.4%          19.3%          14.5%
  shareholders' equity
  Return on average ordinary              28.6%          26.2%          20.0%
  shareholders' equity - tangible(2)

  Balance sheet
  Total assets                           95,550         76,023         80,960
  Shareholders' funds: equity             5,552          5,103          4,942
  interests
  Loans etc                              61,448         49,842         53,326
  Deposits etc                           79,270         62,469         66,195

  Capital ratios
  Tier 1 capital                           7.0%           7.7%           7.1%
  Total capital                            9.8%          10.5%          10.4%

(1) The accounts for the half-year ended 30 June 2003 have been restated to reflect the implementation, in the full year accounts for 2003, of UITF Abstract 37 - Purchases and sales of own shares and UITF Abstract 38 - Accounting for ESOP Trusts (note 1). (2) Tangible shareholders' equity excludes capitalised goodwill of EUR1.4 billion at 30 June 2004 (30 June 2003: EUR1.5 billion;

31 December 2003: EUR1.4 billion). In addition, profit attributable has been adjusted to exclude goodwill amortisation of EUR40.8 million for the half-year ended 30 June 2004 (half-year ended 30 June 2003: EUR29.3 million; year ended 31 December 2003: EUR72.6 million) in arriving at the return on average ordinary shareholders' equity - tangible.

  Allied Irish Banks, p.l.c.
  Group Headquarters &
  Registered Office
  Bankcentre, Ballsbridge
  Dublin 4, Ireland
  Telephone (01) 6600311
  Registered number 24173


Consolidated profit and loss account (unaudited) for the half-year ended 30 June 2004


                                                                                Half-year    Half-year           Year
                                                                                  30 June      30 June    31 December
                                                                                     2004         2003           2003
                                                                                              Restated
                                                                       Notes        EUR m        EUR m          EUR m
  Interest receivable:
       Interest receivable and similar income arising from
       debt securities and other fixed income securities                              416          363            712
       Other interest receivable and similar income                        4        1,410        1,505          2,898
  Less: interest payable                                                   5        (849)        (855)        (1,676)

  Net interest income                                                                 977        1,013          1,934
  Other finance income                                                                  9            5             12
  Other income                                                             6          585          663          1,230

  Total operating income                                                            1,571        1,681          3,176
  Total operating expenses                                                 8          895          992          1,960

  Group operating profit before provisions                                            676          689          1,216
  Provisions for bad and doubtful debts                                   13           55           76            152
  Provisions for contingent liabilities and commitments                                 8            7              9
  Amounts written off fixed asset investments                                           -            9             16

  Group operating profit                                                              613          597          1,039
  Share of operating profits of associated undertakings                                98           45            143
  Share of restructuring and integration costs in associated                            -         (16)           (20)
  undertaking
  Amortisation of goodwill on acquisition of associated undertaking                  (26)         (14)           (42)
  Profit on disposal of property                                                        2           18             32
  Profit/(loss) on disposal of businesses                                  9           12            5          (141)

  Group profit on ordinary activities before taxation                                 699          635          1,011
  Taxation on ordinary activities                                         10          175          182            318

  Group profit on ordinary activities after taxation                                  524          453            693
  Equity and non-equity minority interests in subsidiaries                             17            9             11
  Dividends on non-equity shares                                                        2            3              5
                                                                                       19           12             16

  Group profit attributable to the ordinary shareholders
       of Allied Irish Banks, p.l.c.                                                  505          441            677

  Dividends on equity shares                                                          179          157            452
  Transfer to reserves                                                                 20           22             51
                                                                                      199          179            503

  Profit retained                                                                     306          262            174

  Earnings per EUR 0.32 ordinary share - basic                         11(a)        59.6c        50.5c          78.8c

  Earnings per EUR 0.32 ordinary share - adjusted                      11(b)        64.4c        58.4c         109.5c

  Earnings per EUR 0.32 ordinary share - diluted                       11(c)        59.4c        50.2c          78.4c


Consolidated balance sheet (unaudited)
30 June 2004


                                                                         30 June     30 June    31 December
                                                                            2004        2003           2003
                                                                                    Restated
                                                                Notes      EUR m       EUR m          EUR m
  Assets
  Cash and balances at central banks                                         599         652            838
  Items in course of collection                                              625         677            339
  Central government bills and other eligible bills                          153         299             45
  Loans and advances to banks                                              2,741       3,368          2,633
  Loans and advances to customers                                  12     58,502      46,247         50,490
  Securitised assets - net                                                   205         227            203
  Debt securities                                                  15     23,974      17,142         18,127
  Equity shares                                                              178         165            180
  Interests in associated undertakings                                     1,435       1,479          1,361
  Intangible fixed assets                                                    406         438            420
  Tangible fixed assets                                                      786         846            792
  Other assets                                                             1,471         828          1,507
  Deferred taxation                                                          179         156            174
  Prepayments and accrued income                                             813         696            636
  Long-term assurance business attributable to shareholders        16        426         374            405

                                                                          92,493      73,594         78,150
  Long-term assurance assets attributable to policyholders         16      3,057       2,429          2,810

                                                                          95,550      76,023         80,960

  Liabilities
  Deposits by banks                                                       23,838      16,511         18,094
  Customer accounts                                                17     48,606      43,164         44,612
  Debt securities in issue                                                 6,826       2,794          3,489
  Other liabilities                                                        3,628       2,570          3,144
  Accruals and deferred income                                               732         639            595
  Pension liabilities                                                        448         467            502
  Provisions for liabilities and charges                                     115          61             87
  Deferred taxation                                                          138         175            142
  Subordinated liabilities                                                 2,170       1,670          2,130
  Equity and non-equity minority interests in subsidiaries                   180         166            158
  Called up share capital                                                    298         295            295
  Share premium account                                                    1,892       1,906          1,885
  Reserves                                                                   989         974            951
  Profit and loss account                                                  2,576       2,144          2,007
  Shareholders' funds including non-equity interests                       5,755       5,319          5,138

                                                                          92,436      73,536         78,091
  Long-term assurance liabilities to policyholders                 16      3,114       2,487          2,869

                                                                          95,550      76,023         80,960


Consolidated cash flow statement (unaudited) for the half-year ended 30 June 2004


                                                               Half-year    Half-year           Year
                                                                 30 June      30 June    31 December
                                                                    2004         2003           2003
                                                                             Restated
                                                      Notes       EUR m         EUR m          EUR m

  Net cash inflow from operating activities                        4,341          718          1,631

  Dividends received from associated undertakings                     17           13             33
  Returns on investments and servicing of finance                   (53)         (64)           (93)
  Equity dividends paid                                            (218)        (217)          (378)
  Taxation                                                         (140)        (191)          (273)
  Capital expenditure and financial investment                   (4,169)         (71)        (1,049)
  Acquisitions and disposals                                          11      (1,049)        (1,049)
  Financing                                                            7        (616)          (173)

  Decrease in cash                                    18(a)        (204)      (1,477)        (1,351)


                                                              Half-year    Half-year            Year
                                                                30 June      30 June     31 December
                                                                   2004         2003            2003
  Reconciliation of Group operating profit to net                           Restated
  cash inflow from operating activities                           EUR m        EUR m           EUR m

  Group operating profit                                            613          597          1,039
  Provisions for bad and doubtful debts                              55           76            152
  Provisions for contingent liabilities and commitments               8            7              9
  Depreciation and amortisation                                      76           97            174
  Interest on subordinated liabilities                               34           26             47
  Interest on reserve capital instruments                            19           19             38
  Profit on disposal of debt securities and equity shares          (16)         (35)           (40)
  Profit on termination of off-balance sheet instruments           (36)            -              -
  Amounts written off fixed asset investments                         -            9             16
  Increase in long-term assurance business                         (21)         (23)           (53)
  Other movements - net                                               9           97           (51)

  Net cash inflow from trading activities                           741          870          1,331

  Net increase in deposits by banks                               5,419        2,024          4,207
  Net increase in customer accounts                               3,214        2,775          5,729
  Net increase in loans and advances to customers               (7,126)      (4,276)       (10,043)
  Net (increase)/decrease in loans and advances to banks           (39)          148            591
  Net increase in debt securities and equity shares
  held for trading purposes                                     (1,386)        (596)        (1,216)
  Net increase in debt securities in issue                        3,146          357          1,082
  Effect of exchange translation and other adjustments              171           14            330
  Other movements - net                                             201        (598)          (380)

                                                                  3,600        (152)            300

  Net cash inflow from operating activities                       4,341          718          1,631


Statement of total recognised gains and losses (unaudited)


                                                                           Half-year   Half-year            Year
                                                                             30 June     30 June     31 December
                                                                                2004        2003            2003
                                                                                        Restated
                                                                               EUR m       EUR m           EUR m
  Group profit attributable to the ordinary shareholders                         505          441            677
  Gain recognised on disposal of Allfirst                                          -          489            489
  Currency translation differences on foreign currency net investments           124        (253)          (457)
  Actuarial gain/(loss) recognised in retirement benefit schemes                  55         (22)           (50)
  Actuarial (loss)/gain recognised in associated undertaking                     (3)            -              8

  Total recognised gains relating to the period                                  681          655            667


Reconciliation of movements in shareholders' funds (unaudited)

                                                                          Half-year    Half-year           Year
                                                                            30 June      30 June    31 December
                                                                               2004         2003           2003
                                                                                        Restated
                                                                              EUR m        EUR m         EUR m

  Group profit attributable to the ordinary shareholders                        505          441            677
  Dividends on equity shares                                                    179          157            452

                                                                                326          284            225
  Gain recognised on disposal of Allfirst                                         -          489            489
  Goodwill written back on disposals                                              -          908          1,043
  Actuarial gain/(loss) recognised in retirement benefit schemes                 55         (22)           (50)
  Actuarial (loss)/gain recognised in associated undertaking                    (3)            -              8
  Other recognised gains/(losses) relating to the period                        132        (279)          (491)
  Ordinary share buyback                                                          -        (750)          (812)
  Ordinary shares issued in lieu of cash dividend                                79           67            108
  Other ordinary shares issued                                                   34           58             62
  Net movement in own shares                                                    (6)          149            141

  Net addition to shareholders' funds                                           617          904            723
  Opening shareholders' funds                                                 5,138        4,415          4,415

  Closing shareholders' funds                                                 5,755        5,319          5,138

  Shareholders' funds:
  Equity interests                                                            5,552        5,103          4,942
  Non-equity interests                                                          203          216            196

                                                                              5,755        5,319          5,138


Note of historical cost profits and losses

Reported profits on ordinary activities before taxation would not be materially different if presented on an unmodified historical cost basis.

Commentary on results

Translation of foreign locations' profit

Approximately 50% of the Group's earnings arise in foreign locations and as a result movements in exchange rates can have an impact on earnings growth. The half-year to June 2004 US dollar and Polish zloty average accounting rates weakened, relative to the euro by 10% and 9% respectively and sterling strengthened relative to the euro by 1% when compared with the half-year to June 2003. These rate movements coupled with hedge profits of EUR 15 million in the half-year to June 2003 (loss of EUR 1 million in 2004) had a 4% negative impact on the adjusted earnings per share growth rate in the half-year to June 2004.

The following table shows the average accounting rates and average effective rates for both periods. The average effective rates include the impact of currency hedging activities.


                       Average         Average         Average        Average
                    accounting      accounting       effective      effective
                         rates           rates           rates          rates
                     half-year       half-year       half-year      half-year
                     June 2004       June 2003       June 2004      June 2003
  US dollar             1.2279          1.1051            1.16           0.98
  Sterling              0.6764          0.6843            0.70           0.66
  Polish zloty          4.7232          4.2776            4.70           4.14

The following commentary on profit and loss account headings covers continuing activities, which excludes Allfirst, and is based on underlying percentage growth adjusting for the impact of exchange rate movements on the translation of foreign locations' profit. Allfirst, which was merged with M&T Bank on 1 April 2003,is a discontinued activity.

Investigation related charges

AIB has provided EUR 45 million for investigation related charges and costs in the half-year to June 2004. An amount of EUR 6 million was charged to net interest income, EUR 30 million was charged to other income and there was EUR 9 million of costs included in other operating expenses. On 23 July 2004, AIB issued a separate statement in relation to the investigation.

                              "Total income up 8%"

                              "Group loans up 14%"

          "Net interest margin - business margin down 26 basis points"


Total income

Total income at EUR 1,571 million was up 8%.




                                   Half-year    Half-year     Underlying
                                   June 2004    June 2003       % change
        Total operating income         EUR m        EUR m    2004 v 2003

        Net interest income              977          919              7
        Other finance income               9            7             16
        Other income                     585          557              9

        Total operating income         1,571        1,483              8


Commentary on results

Net interest income

Net interest income was up 7% to EUR 977 million or 8% excluding EUR 6 million of investigation related charges. Strong lending growth in AIB Bank Republic of Ireland, AIB Bank GB & NI and Corporate Banking were the main factors contributing to the increase. Loans to customers increased by 14% and customer accounts increased by 5% on a constant currency basis since December 2003 (details of loan and deposit growth by division are contained on page 13 of this release).


                                        Half-year    Half-year               %
                                        June 2004    June 2003       Change(1)
  Average interest earning assets -         EUR m        EUR m     2004 v 2003
  continuing activities

  Average interest earning assets          79,986       66,204             21

(1) This particular analysis is not adjusted for the impact of exchange rate movements.


                                             Half-year    Half-year     Basis
                                             June 2004    June 2003    points
  Net interest margin - continuing                   %            %    Change
  activities(2)

  Net interest margin                             2.46         2.80       -34
  Business margin                                                         -26
  Technical margin                                                         -8


(2) The net interest margin for total AIB Group for the half-year to June 2003 is included on page 34 of this release.

AIB has introduced a new policy in respect of the investment of its capital funds which positions us for the introduction of International Financial Reporting Standards ('IFRS'). This action has increased our balance sheet debt securities with a corresponding reduction in off balance sheet derivatives, the effect of which has increased reported average interest earning assets with no impact on net interest income except for any reduction in yield. This technical factor reduced the reported net interest margin by 8 basis points.


                              Half-year    Half-year        Half-year    Year
                              June 2004    June 2003    December 2003    2003
  Domestic and foreign                %            %                %       %
  margins - continuing
  activities

  Domestic                         2.20         2.74             2.37    2.54
  Foreign                          2.99         2.90             3.05    2.98
  Net interest margin -            2.46         2.80             2.60    2.70


The domestic margin in the half-year June 2004,adjusted for the technical factor, was down 23 basis points compared with the domestic margin for the year to December 2003.The foreign margin in the half-year June 2004 increased by 1 basis point compared with the full year 2003 due to a higher margin in our treasury operations which more then offset a decline in margin in GB&NI and Poland divisions.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of half-yearly statutory accounts, trends in these margins are not necessarily indicative of business trends. The full year 2003 domestic and foreign margins are more indicative of 2003 trends than the 2003 half-year trends. The analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin amounted to 2.46%,with the business margin reducing 26 basis points on 2003. The margin reduction was a continuation of trends evident in 2002 and 2003 with loans increasing at a stronger rate than deposits, a changing mix of products and the impact of low interest rates on deposit margins and capital income.

Average loans increased at over double the rate of deposits compared with 2003 and was the largest factor in the margin reduction. While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the overall net interest margin when net interest income is expressed as a percentage of average earning assets.

Changes in product mix had a negative impact due to stronger volume growth in lower margin products. In the Republic of Ireland, there was strong growth in home mortgages, prime advances and term deposit products.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did have some impact on deposit margins in Ireland and the United Kingdom. Our new business lending continued to meet our targeted return on economic capital hurdles. The full year impact of ECB and Polish interest rate cuts in 2003 also had a negative impact on retail deposit margins.


Commentary on results

   "Other income up 9% after incurring EUR 30 million of investigation related charges"

Other income
Other income was up 9% to EUR 585 million since the half-year to June 2003.


                                        Half-year    Half-year     Underlying
                                        June 2004    June 2003       % Change
  Other income                              EUR m        EUR m    2004 v 2003

  Dividend income                              17           10             77
  Banking fees and commissions                406          395              5
  Asset management and investment              80           73             12
  banking fees
  Fees and commissions receivable             486          468              6
  Less: fees and commissions payable         (63)         (57)             12
  Dealing profits                              41           49            -20
  Contribution of life assurance               24           26             -6
  company
  Profit on termination of                     36            -              -
  off-balance sheet instruments
  Other                                        45           50             -5
  Other operating income                      105           76             45
  Hedging profits                             (1)           11              -

  Total other income                          585          557              9

Banking fees and commissions increased by 5%, or 13% excluding EUR 30 million of investigation related charges. The increase resulted from higher business volumes and strong growth in lending related fees particularly in our British and Corporate Banking operations. In Poland, there was good growth in branch fees and commissions and credit card income. Banking fees and commissions accounted for approximately 70% of other income in the period.

Investment banking revenues increased reflecting higher income in Goodbody Stockbrokers and AIB Corporate Finance. Asset Management revenues were lower due to the sale of the majority of management contracts of Govett to Gartmore Investment Management p.l.c. in November 2003.

Ark Life profit was EUR 24 million compared with EUR 26 million in 2003. While Annual Premium Equivalent (APE) sales were up 10%, within which there was a significant increase of 43% in new pension APE sales, overall product margins were lower reflecting the mix effect of strong growth in the lower margin Personal Retirement Savings Account sales.

Included in other income was a gain of EUR 36 million from closing out capital invested positions in January 2004 resulting from the introduction of a new policy in respect of the investment of AIB's capital funds.

The other income as a percentage of total income ratio for continuing activities reduced from 38.0% to 37.8%.


Commentary on results

                 "Tangible cost income ratio down 1.7% to 56.0%"

                 "Additional investment in groupwide enablement"

                 " EUR 9m investigation related costs incurred"


Total operating expenses

Operating expenses increased by 5% compared with the half-year to June 2003.



                                      Half-year    Half-year     Underlying
                                      June 2004    June 2003       % Change
    Operating expenses                    EUR m        EUR m    2004 v 2003

    Staff costs                             546          533              4
    Other costs                             273          250             11
    Depreciation and amortisation            76           88            -11

    Total operating expenses                895          871              5

The 5% increase includes EUR 9 million of costs relating to the investigation. Excluding these costs the increase was 4% against a background of significantly higher business volumes.

Staff costs were up 4% reflecting normal salary increases and higher business activity levels partly offset by initial benefits from the early retirement programme provided for in 2003 and lower staff numbers in Poland. Other costs increased by 11%,or 8% excluding the investigation related costs, and included costs relating to investment in groupwide enablement which is facilitating AIB's preparation for IFRS and Basel II.

Depreciation and amortisation decreased by 11% reflecting lower depreciation in Poland following branch rationalisations, the sale of AIB's IFSC property in 2003 and lower capital expenditure in recent periods.

There was a substantial improvement in productivity, with the tangible cost income ratio for continuing activities reducing by 1.7% to 56.0%.



Commentary on results

                  "Provision charge lower at 20 basis points"

                           "Prudent provision cover"

                   "NPLs as a percentage of loans declining"


Provisions

Total provisions were EUR 63 million compared with EUR 82 million in the half-year to June 2003.


                                                    Half-year    Half-year
                                                    June 2004    June 2003
    Provisions                                          EUR m        EUR m

    Bad and doubtful debts                                 55           66
    Contingent liabilities and commitments                  8            7
    Amounts written off fixed asset investments             -            9

    Total provisions                                       63           82


The provision for bad and doubtful debts for the half-year to June 2004 was EUR 55 million compared with EUR 66 million in 2003.

The Group charge for bad and doubtful debts for the half-year amounted to 0.20% of average loans compared with a 0.29% charge in June 2003. Group non-performing loans as a percentage of total loans reduced to 1.3% from 1.4% at 31 December 2003. Total provision coverage for non-performing loans continued to be healthy at 91%. The general provision at EUR 301 million represented 0.5% of advances and 2.6 times the provision rate for the period.

AIB Bank Republic of Ireland asset quality continued to improve with non-performing loans reducing to 0.7% of loans in the period to 30 June 2004. The provision charge of 0.19% of average loans was down from 0.25% in the half-year to June 2003 with both the retail and commercial portfolios showing strong asset quality.

Provision experience was particularly good in AIB Bank GB & NI, where there was a net provision credit in the half-year. There was a modest increase in non-performing loans to 0.9% of loans from 0.8% at 31 December 2003.

In Capital Markets non-performing loans as a percentage of total loans reduced to 0.7% at 30 June 2004 from 0.8% at December 2003.The portfolio remained well diversified in terms of industry sector and geographic concentration and we maintained our prudent underwriting stance. The provision charge at 0.17% of average loans was significantly lower than previous periods.

The provision charge in Poland increased to 1.3% of loans from 1.0% in the half-year to June 2003 as a result of increased provisions in the corporate book. Asset quality across the portfolio improved considerably in the period. The downward trend in non-performing loans continued, with non-performing loans as a percentage of total loans declining to 10.5% from 10.9% at December 2003.

There were no net provisions for amounts written off fixed asset investments in the half-year.


Commentary on results

The following commentary is in respect of the total Group.

                         "Risk weighted assets up 13%"

                     "Higher underlying effective tax rate"

                      "Tangible return on equity at 28.6%"

Balance sheet

Total assets amounted to EUR 96 billion at 30 June 2004 compared to EUR 81 billion at 31 December 2003. Adjusting for the impact of currency, total assets were up 16% since 31 December 2003 while loans to customers increased by 14% and customer accounts by 5%. Risk weighted assets excluding currency factors increased by 13% to EUR 72 billion.

Risk weighted assets, loans to customers and customer accounts (excluding money market funds and currency factors)


                                       Risk weighted     Loans to    Customer
                                              assets    customers    accounts
  % change June 2004 v December 2003        % Change     % Change    % Change

  AIB Bank Republic of Ireland                    12           14           7
  AIB Bank GB & NI                                13           11          12
  Capital Markets                                 14           18          -6
  Poland                                          10            4           -

  AIB Group                                       13           14           5

The divisional commentary on pages 15 to 19 contains additional comments on key business trends in relation to loans to customers and customer accounts.

Assets under management/administration and custody

Assets under management in the Group amounted to EUR 13 billion and assets under administration and custody amounted to EUR160 billion at 30 June 2004.

Taxation

The taxation charge was EUR 175 million, compared with EUR 182 million in June 2003. The effective tax rate was 25.1% compared with 28.6% (22.2% having adjusted for the taxation arising on the Allfirst/M&T transaction) in the half-year June 2003. The effective tax rate is influenced by the geographic mix of profits which are taxed at the rates applicable in the foreign jurisdictions.

Return on equity and return on assets

The tangible return on equity increased to 28.6% compared to 26.2% in the half-year to June 2003. The basic return on equity was 19.4% and the return on assets was 1.22%.

Capital ratios

The Group was strongly capitalised at 30 June 2004 with the Tier 1 ratio at 7.0% and the total capital ratio at 9.8%.


Commentary on results

International Financial Reporting Standards

European companies whose securities are traded on a regulated market will be required by a regulation adopted by the European Commission to prepare their Group accounts for 2005 on the basis of 'adopted' International Financial Reporting Standards (IASs and IFRSs). A detailed description of the implications of IFRS for the Group is set out on pages 28 to 30 of the Annual Report and Accounts for 2003.

Whilst AIB intends to ensure full compliance with IFRS in 2005,the effect of these new standards cannot be fully predicted at this stage. This is due to the nature of the standards themselves and the ongoing uncertainty surrounding the eventual requirements of IAS 39 which have been the subject of considerable on-going debate and which together with IAS 32 have not yet been endorsed by the European Commission.

AIB has a groupwide programme underway which is tasked with, identifying differences with current Irish GAAP, ensuring accounting policies are amended, systems and processes are changed, and appropriate training is provided to ensure full compliance with IFRS in 2005.

Outlook

Adjusted earnings per share in 2003 amounted to EUR 109.5c. Adjusting for restructuring and early retirement costs gave a base of EUR 118.0c for 2003. Relative to this base we are targeting adjusted earnings per share in the range of EUR123c to EUR126c for 2004. The principal factors partly offsetting the operating strength of our business performance are the adverse currency translation impact of 4% after hedging, a higher effective tax rate due to the geographic mix of profits and higher Polish minority interests. These factors are anticipated to have a substantially reduced impact in 2005.


Divisional commentary

On a divisional basis profit is measured in euro and consequently includes the impact of currency movements. The underlying percentage change is reported in the divisional profit and loss accounts adjusting for the impact of exchange rate movements on the translation of foreign locations' profit. The profit segments by division have been restated to reflect the following:
(a) a change in the allocation of pension costs across business segments. Previously business segments accounted for the normalised pension contribution rate appropriate to individual pension schemes. The full impact of FRS 17 (Retirement Benefits) is now charged to each operating division. Each division now accounts for the full service cost, the expected return on pension scheme assets and the interest on pension scheme liabilities;
(b) the implementation of UITF 37 "Purchases and sales of own shares", Capital Markets other income reduced by EUR 1 million in the half-year to June 2003.

AIB Bank Republic of Ireland profit was up 1%


                       "Banking operations profit up 18%"

                 "Strong growth in loan volumes, up 14% since 31
                                 December 2003"

                 " EUR 45 million investigation related charges
                                    incurred"

AIB Bank Republic of Ireland Retail and commercial banking operations in Republic of Ireland, Channel Islands, and Isle of Man; AIB Finance and Leasing; Card Services; and AIB's life and pensions subsidiary Ark Life Assurance Company.


                                        Half-year    Half-year
                                        June 2004    June 2003     Underlying
  AIB Bank Republic of Ireland              EUR m        EUR m     % Change(1)
  profit and loss account

  Net interest income                         547          494             11
  Other finance income                         10            8             13
  Other income                                172          190            -11

  Total operating income                      729          692              5
  Total operating expenses                    393          357              9

  Operating profit before provisions          336          335              -
  Provisions                                   28           31             -9

  Profit on ordinary activities               308          304              1
  before taxation

The profit growth of 1% was impacted by investigation related charges of EUR 45 million. The profit for the division increased by 16% before this charge.

The 16% increase included an 18% increase in banking operations profit. The strong performance reflected robust loan growth, good deposit growth, improved productivity and benign asset quality. Loans increased by 14% since 31 December 2003 including home mortgages up 13% and other loans up 15%. Customer deposits increased by 7% compared with 3% for the same period last year. Operating expenses were up 9% and included EUR 9 million of investigation related costs which increased the growth from 6.5% to 9%. The 6.5% increase reflects costs associated with higher business activity levels and normal salary increases. The cost income ratio increased from 51% to 54% and was impacted by the EUR 45 million investigation related charges, excluding which the ratio decreased to 50%.

Profit growth in AIB Card Services was particularly notable reflecting higher loan volumes, good fee income growth and a lower bad debt charge. Profit also increased in AIB Finance and Leasing as a result of strong growth in loan volumes and good cost management.

Ark Life reported profit of EUR 24 million compared with EUR 26 million in 2003. While Annual Premium Equivalent (APE) sales were up 10%, within which there was a very significant increase of 43% in new pensions APE sales, overall product margins were lower reflecting the mix effect of strong growth in the lower margin Personal Retirement Savings Account sales.

(1) Excludes currency movements and the impact of the transfer of the Ark Life sales force to AIB's payroll, on 1 April 2003 (resulted in higher payroll costs which were previously recorded as a deduction in other income as part of Ark Life profit).


Divisional commentary

AIB Bank GB & NI profit was up 20%


                        "Continuing strong profit growth"

             "Loans up 11%, Deposits up 12% since 31 December 2003"

                      "Net bad debt recovery in the period"


AIB Bank GB & NI Retail and commercial banking operations in Great Britain and Northern Ireland.


                                         Half-year    Half-year
                                         June 2004    June 2003    Underlying
  AIB Bank GB&NI profit and loss             EUR m        EUR m      % Change
  account

  Net interest income                          198          177            11
  Other finance income                         (3)          (2)             -
  Other income                                  95           82            14

  Total operating income                       290          257            12
  Total operating expenses                     146          131            10

  Operating profit before provisions           144          126            14
  Provisions                                   (3)            6             -

  Operating profit                             147          120            21
  Profit on disposal of property                 1            2           -79

  Profit on ordinary activities                148          122            20
  before taxation

AIB Bank GB & NI continued its buoyant business performance in the half-year to June 2004 with profit increasing by 20% on 2003. Loans and deposits increased by 11% and 12% respectively since 31 December 2003. Other income was 14% higher mainly due to substantial growth in fees generated by new lendings. Operating costs increased by 10% reflecting investment in business expansion initiatives, but productivity improved with the cost income ratio reducing from 51% to 50%. Credit quality was very strong with a net bad debt recovery in the period.

AIB Bank GB, primarily a business banking franchise, reported exceptionally strong profit growth of 23% to EUR 77 million. Loans and deposits increased by 11% and 16% respectively since 31 December 2003. Lending growth was achieved in commercial property investment, professional and mid market corporate sectors. Deposit generation was particularly buoyant, influenced by considerable success in obtaining new business from professional firms.

    First Trust Bank, a full retail banking operation in Northern Ireland, also reported very good profit growth of 17% to

EUR 71 million. Loans and deposits were up 12% and 7% respectively since 31 December 2003 with strong growth in corporate and home mortgage lending. Costs were well managed resulting in an improvement in the cost income ratio. Automation of delivery channels and improving marketing and customer relationship systems are expected to further enhance productivity.


Divisional commentary

Capital Markets profit was up 25% on the half-year to June 2003

                    "Good growth in Corporate Banking profit"

                "Strong operating performance in Global Treasury"

              "Effective cost management across all business units"

Capital Markets Global Treasury, Corporate Banking, Investment Banking and Allied Irish America ('AIA').


                                         Half-year    Half-year
                                         June 2004    June 2003    Underlying
  Capital Markets profit and loss            EUR m        EUR m      % Change
  account

  Net interest income                          173          160             9
  Other finance income                           1            1             -
  Other income                                 188          185             4

  Total operating income                       362          346             6
  Total operating expenses                     187          191             -

  Operating profit before provisions           175          155            14
  Provisions                                    17           28           -40

  Operating profit                             158          127            26
  Share of operating profits of                  4            4             -
  associated undertakings

  Profit on ordinary activities                162          131            25
  before taxation

Profit before taxation increased by 25% reflecting a strong performance across all business areas.

Corporate Banking had a very substantial growth in profit of 58% on 2003. There were particularly good performances from international businesses, notably in acquisition and structured finance and geographically in Great Britain and USA. Loan growth amounted to 20% compared with December.

Global Treasury also achieved higher profit compared with 2003. Positioning in Wholesale Treasury anticipated the pickup in global markets resulting in a good trading performance and customer business performed well.

Profit in Investment Banking was higher with strong growth in stockbroking activities, equity trading and corporate finance fee income.

Allied Irish America profit was higher reflecting growth in the not-for-profit business and lower costs as a result of the rationalisation programme completed in the second half of 2003.

Operating expenses were in line with 2003, reflecting the Allied Irish America rationalisation, the disposal of Govett and good cost management within the operating businesses.

Provisions decreased as a result of strong credit quality and a significantly reduced level of equity write-downs compared to 2003.


Divisional commentary

Poland profit was EUR 38 million, up EUR 30 million or 163% on the half-year June 2003

                     "Substantial increase in Poland profit"

                 "Significant increase recorded in other income"

              "Benefits of restructuring programme being realised"



Poland Bank Zachodni WBK ('BZWBK'),in which AIB has a 70.5% shareholding ,together with its subsidiaries and associates.

BZWBK Wholesale Treasury and share of Investment Banking subsidiaries results are reported in Capital Markets division.


                                        Half-year    Half-year
                                        June 2004    June 2003      Underlying
  Poland profit and loss account            EUR m        EUR m     % Change(1)

  Net interest income                          81           95             -6
  Other income                                 95           82             29

  Total operating income                      176          177             10
  Total operating expenses                    129          156            -10

  Operating profit before provisions           47           21             93
  Provisions                                   21           16             50

  Operating profit                             26            5            129
  Share of operating losses of                (1)          (1)              9
  associated undertakings
  Profit on disposal of property                1            -              -
  Profit on disposal of businesses             12            4            226

  Profit on ordinary activities                38            8            163
  before taxation

In local currency terms profit increased by 163% on 2003. Net interest income reduced by 6% due mainly to the impact of lower interest rates on deposit margins offsetting loan growth. Demand for lending products increased with loans up 4% since 31 December 2003,reflecting growth in commercial leasing, mortgage and credit card portfolios.

Other income growth at 29% was due to particularly strong growth in current account fees, international payments, card fees, dividend income and asset management distribution fees.

Operating expenses decreased by 10% as the benefits of the 2003 restructuring programme were realised.

The increase in the provision charge was due to higher provisions in the corporate book. Asset quality across the portfolio improved considerably in the period. The downward trend in non-performing loans continued, with non-performing loans as a percentage of total loans declining to 10.5% from 10.9% at December 2003.

The profit on disposal of business relates to the sale in April 2004 of CardPoint, the merchant acquiring business responsible for card payment processing.

(1) Percentage growth excludes currency movements. As goodwill is a euro denominated asset, goodwill amortisation is excluded when calculating trends on a constant currency basis.


Divisional commentary

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations' profit, unallocated costs of enterprise technology and central services, and the contribution from AIB's share of approximately 22.5% in M&T Bank Corporation ('M&T').


                                                       Half-year    Half-year
                                                       June 2004    June 2003
  Group profit and loss account                            EUR m        EUR m

  Net interest income                                       (22)            -
  Other finance income                                         1            -
  Other income                                                35           21

  Total operating income                                      14           21
  Total operating expenses                                    40           32

  Operating loss                                            (26)         (11)
  Share of operating profits of associated                    95           42
  undertaking - M&T
  Share of restructuring and integration costs in
  associated undertaking - M&T                                 -         (16)
  Amortisation of goodwill on acquisition of
  associated
  undertaking - M&T                                         (26)         (14)
  Profit on disposal of property                               -           16
  Profit on disposal of business                               -            1

  Profit on ordinary activities before taxation               43           18

Group reported a profit of EUR 43 million for the half-year to 30 June 2004,compared with a profit of EUR 18 million in the half-year to 30 June 2003.

Net interest income reduced reflecting lower capital income in Group. Other income increased due to gains of EUR 36 million
(EUR 29 million net of loss of yield) made in relation to the aforementioned closing out of capital invested positions. Other income in 2003 included EUR 15 million hedging profits compared to a loss of EUR 1 million in 2004.

Operating expenses were higher reflecting additional investment in groupwide enablement which is facilitating AIB's preparation for IFRS and Basel 2.


    In 2003 there was a profit of EUR 16 million from the sale of AIB's IFSC property.

AIB's share of M&T profit amounted to EUR 95 million, before goodwill amortisation, for the half-year to June 2004. M&T reported its results on 12 July 2004 showing strong earnings growth with GAAP-basis diluted earnings per share up 23% to US$ 2.83 from US$ 2.30 in 2003. Diluted net operating earnings, which excludes the amortisation of core deposit and other intangibles and merger related expenses, was US$ 3.03 up 11% from US$ 2.73.


Notes


1     Accounting policies and presentation of financial information

The currency used in these accounts is the euro which is denoted by 'EUR' or the symbol EUR.

Change in accounting policies

There are no changes to the accounting policies as set out on pages 54 to 58 of the Annual Report and Accounts for the year ended 31 December 2003, except that in relation to the accounting for derivatives held to hedge the impact of fluctuations in interest rates on the income stream on the Group's capital funds. The Group's accounting policy for derivatives is set out on pages 57 and 58 of the 2003 Annual Report and Accounts.

Previously it was Group policy that, on early termination of all non-trading derivative transactions, any realised gain or loss was deferred and amortised to net interest income over the life of the original hedge, as long as the designated assets or liabilities remained. This policy has not been amended in respect of hedging positions generated from the Group's retail businesses and treasury operations. Non-trading derivatives held for hedging purposes are accounted for on an accruals basis. Upon early termination of derivative transactions, classified as hedges of the income stream on Group capital, any realised gain or loss is taken to profit and loss account as it arises. The change in accounting policy follows a revision in the Bank's policy with respect to the investment of its capital funds. The directors believe that the new accounting policy is more appropriate than the previous accounting policy in dealing with the financial impact of this revision.

The change in accounting policy had a positive impact of EUR 29m in the half-year ended 30 June 2004.The change in accounting policy has no impact on prior year reported numbers.

Changes in presentation of financial information

(a) Comparative amounts

UITF Abstract 37 'Purchases and sales of own shares' ('UITF 37') and UITF Abstract 38 'Accounting for Employee Share Option Plan ('ESOP') Trusts' ('UITF 38') were implemented in the preparation of the accounts for the year ended 31 December 2003. The requirements of these UITF's are described on page 54 of the 2003 Annual Report and Accounts. The application of UITF 37, has reduced profit before taxation for the half-year ended 30 June 2003 by EUR 0.7m and reduced long-term assurance assets attributable to policyholders and shareholders' funds at 30 June 2003 by EUR 58m. The application of UITF 38 reduced consolidated total assets and consolidated total shareholders' funds at 30 June 2003 by EUR 22m.

(b) Divisional restatements

The profit segments by division have been restated to reflect a change in the allocation of pension costs across business segments. Previously business segments accounted for the normalised pension contribution rate appropriate to individual pension schemes. The full impact of FRS 17 (retirement benefits) is now charged to each operating division. Each division now accounts for the full service cost, the expected return on pension scheme assets and the interest on pension scheme liabilities.

2 Acquisition of strategic stake in M&T Bank Corporation. Disposal of Allfirst Financial Inc.

The financial statements for the half-year ended 30 June 2003 and the year ended 31 December 2003 reflect the income and expenses of Allfirst for the period to 31 March 2003.

To facilitate comparisons to the half-year 30 June 2004 financial statements presented in this release, the consolidated profit and loss accounts for the half-year ended 30 June 2003 and the year ended 31 December 2003, split between continuing and discontinued activities (arising from the disposal ofAllfirst Financial Inc. on 1April 2003), have been presented in theAdditional Financial Information section on page 35 of this release.


Notes


                                                                                               Half-year 30 June 2004
                                                        AIB Bank    AIB Bank    Capital    Poland     Group     Total
                                                             ROI       GB&NI    Markets
  3 Segmental information                                  EUR m       EUR m     EUR m      EUR m     EUR m     EUR m

  Operations by business segments(1)
  Net interest income                                        547         198        173        81      (22)       977
  Other finance income                                        10         (3)          1         -         1         9
  Other income                                               172          95        188        95        35       585
  Total operating income                                     729         290        362       176        14     1,571
  Total operating expenses                                   393         146        187       129        40       895
  Provisions                                                  28         (3)         17        21         -        63

  Group operating profit/(loss)                              308         147        158        26      (26)       613
  Share of operating profits/(losses)
  of associated undertakings                                   -           -          4       (1)        95        98
  Amortisation of goodwill on
  acquisition
       of associated undertaking                               -           -          -         -      (26)      (26)
  Profit on disposal of property                               -           1          -         1         -         2
  Profit on disposal of business                               -           -          -        12         -        12

  Group profit on ordinary activities
       before taxation                                       308         148        162        38        43       699

  Balance sheet
  Total loans                                             31,394      12,137     14,016     3,672       229    61,448
  Total deposits                                          26,154       9,248     39,046     4,602       220    79,270
  Total assets                                            38,335      13,567     32,720     5,922     5,006    95,550
  Total risk weighted assets                              27,043      11,923     28,695     3,688       797    72,146
  Net assets(2)                                            2,081         918      2,208       284        61     5,552



                                                                                               Half-year 30 June 2003
                                                                                                       Restated(3)(4)
                                            AIB Bank    AIB Bank    Capital    Poland     Group    Allfirst     Total
                                                 ROI       GB&NI    Markets
                                               EUR m       EUR m      EUR m     EUR m     EUR m       EUR m     EUR m

  Operations by business segments(1)
  Net interest income                            494         177        160        95         -          87     1,013
  Other finance income                             8         (2)          1         -         -         (2)         5
  Other income                                   190          82        185        82        21         103       663
  Total operating income                         692         257        346       177        21         188     1,681
  Total operating expenses                       357         131        191       156        32         125       992
  Provisions                                      31           6         28        16         -          11        92

  Group operating profit/(loss)                  304         120        127         5      (11)          52       597
  Share of operating profits/
  (losses) of associated undertakings              -           -          4       (1)        42           -        45
  Share of restructuring and
  integration costs in associated
  undertaking                                      -           -          -         -      (16)           -      (16)
  Amortisation of goodwill on
  acquisition of associated
  undertaking                                      -           -          -         -      (14)           -      (14)
  Profit on disposal of property                   -           2          -         -        16           -        18
  Profit on disposal of businesses                 -           -          -         4         1           -         5


  Group profit on ordinary activities
  before taxation                                304         122        131         8        18          52       635

  Balance sheet
  Total loans                                 24,192       9,352     12,664     3,257       377           -    49,842
  Total deposits                              23,106       7,769     26,889     4,518       187           -    62,469
  Total assets                                30,212      10,666     27,574     5,668     1,903           -    76,023
  Total risk weighted assets                  21,248       9,059     23,692     3,555       561           -    58,115
  Net assets(2)                                1,866         796      2,080       312        49           -     5,103


Notes
                                                                                             Year 31 December 2003(3)
                                                                                                             Restated
                                            AIB Bank    AIB Bank    Capital    Poland     Group    Allfirst     Total
                                                 ROI     GB & NI    Markets
  3 Segmental information (continued)          EUR m       EUR m      EUR m    EUR m     EUR m       EUR m     EUR m

  Operations by business segments(1)
  Net interest income                          1,016         364        312       175      (20)          87     1,934
  Other finance income                            17         (5)          2         -         -         (2)        12
  Other income                                   389         165        362       173        38         103     1,230
  Total operating income                       1,422         524        676       348        18         188     3,176
  Total operating expenses                       787         276        394       308        70         125     1,960
  Provisions                                      62          19         46        31         8          11       177

  Group operating profit/(loss)                  573         229        236         9      (60)          52     1,039
  Share of operating profits/(losses)
  of associated undertakings                       -           -         10       (3)       136           -       143
  Share of restructuring and
  integration costs in associated
  undertaking                                      -           -          -         -      (20)           -      (20)
  Amortisation of goodwill on
  acquisition  of associated
  undertaking                                      -           -          -         -      (42)           -      (42)
  Profit on disposal of property                  13           2          -         -        17           -        32
  (Loss)/profit on disposal of
  businesses                                       -           -      (146)         4         1           -     (141)
  Group profit on ordinary activities
  before taxation                                586         231        100        10        32          52     1,011

  Balance sheet
  Total loans                                 27,428      10,353     12,404     2,939       202           -    53,326
  Total deposits                              24,572       7,881     29,318     4,222       202           -    66,195
  Total assets                                34,101      11,643     28,365     5,301     1,550           -    80,960
  Total risk weighted                         24,119      10,055     24,506     3,259       676           -    62,615
  assets
  Net assets(2)                                1,904         794      1,934       257        53           -     4,942


                                                                                               Half-year 30 June 2004
                                        Republic of       United     United    Poland               Rest of     Total
                                            Ireland    States of    Kingdom                       the world
                                                         America
                                              EUR m        EUR m      EUR m     EUR m                 EUR m    EUR m

  Operations by geographical segments(5)
  Net interest income                           624           10        252        90                     1       977
  Other finance income                           12            -        (3)         -                     -         9
  Other income                                  288           50        142       102                     3       585
  Total operating income                        924           60        391       192                     4     1,571
  Total operating expenses                      537           37        185       134                     2       895
  Provisions                                     37          (1)          7        20                     -        63

  Group operating profit                        350           24        199        38                     2       613
  Share of operating profits of associated  3                 95          -         -                     -        98
  undertakings
  Amortisation of goodwill on
  acquisition of associated
  undertaking                                     -         (26)          -         -                     -      (26)
  Profit on disposal of property                  -            -          1         1                     -         2
  Profit on disposal of business                  -            -          -        12                     -        12

  Group profit on ordinary activities
  before taxation                               353           93        200        51                     2       699

  Balance sheet
  Total loans                                39,308        1,324     17,090     3,672                    54    61,448
  Total deposits                             55,366        1,220     18,082     4,602                     -    79,270
  Total assets                               66,031        2,398     21,143     5,922                    56    95,550
  Net assets(2)                               3,310          440      1,493       302                     7     5,552


Notes

                                                                                            Half-year 30 June 2003(4)
                                                                                                             Restated
                                  Republic of       United     United    Poland                   Rest of       Total
                                      Ireland    States of    Kingdom                           the world
                                                   America
  3 Segmental information              EUR m        EUR m      EUR m     EUR m                     EUR m       EUR m
  (continued)

  Operations by geographical segments(5)
  Net interest income                     576          108        226       103                         -       1,013
  Other finance income                     10          (2)        (3)         -                         -           5
  Other income                            271          159        137        95                         1         663

  Total operating income                  857          265        360       198                         1       1,681
  Total operating expenses                481          169        180       161                         1         992
  Provisions                               30           16         30        16                         -          92

  Group operating profit                  346           80        150        21                         -         597
  Share of operating profits of associated              42          -         -                         -          45
  undertakings                          3
  Share of restructuring and
  integration costs in associated
  undertakings                              -         (16)          -         -                         -        (16)
  Amortisation of goodwill on
  acquisition of associated
  undertaking                               -         (14)          -         -                         -        (14)
  Profit on disposal of property           16            -          2         -                         -          18
  Profit on disposal of businesses          1            -          -         4                         -           5

  Group profit on ordinary activities
  before taxation                         366           92        152        25                         -         635

  Balance sheet
  Total loans                          32,138        1,215     13,231     3,257                         1      49,842
  Total deposits                       40,756        1,418     15,777     4,518                         -      62,469
  Total assets                         49,499        2,269     18,580     5,674                         1      76,023
  Net assets(2)                         2,997          437      1,356       312                         1       5,103


                                                                                                Year 31 December 2003
                                     Republic of       United     United    Poland                  Rest of     Total
                                         Ireland    States of    Kingdom                          the world
                                                      America
                                           EUR m        EUR m     EUR m      EUR m                    EUR m     EUR m

  Operations by geographical segments(5)
  Net interest income                      1,155          121        465       193                        -     1,934
  Other finance income                        20          (2)        (6)         -                        -        12
  Other income                               562          217        261       188                        2     1,230
  Total operating income                   1,737          336        720       381                        2     3,176
  Total operating expenses                 1,056          210        369       322                        3     1,960
  Provisions                                  68           20         58        31                        -       177

  Group operating profit/(loss)              613          106        293        28                      (1)     1,039
  Share of operating profits of associated                136          -         -                        -       143
  undertakings                          7
  Share of restructuring and
  integration costs in associated
  undertakings                                 -         (20)          -         -                        -      (20)
  Amortisation of goodwill on
  acquisition of associated
  undertaking                                  -         (42)          -         -                        -      (42)
  Profit on disposal of property              30            -          2         -                        -        32
  Profit/(loss) on disposal of                 1            7      (153)         4                        -     (141)
  businesses

  Group profit/(loss) on ordinary
  activities before taxation                 651          187        142        32                      (1)     1,011

  Balance sheet
  Total loans                             34,940        1,094     14,337     2,939                       16    53,326
  Total deposits                          46,876        1,083     14,014     4,222                        -    66,195
  Total assets                            54,667        2,101     18,880     5,295                       17    80,960
  Net assets(2)                            2,979          369      1,316       278                        -     4,942


Notes

3 Segmental information (continued)

(1)The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

(2)The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analysis of total assets is more meaningful than the analysis of net assets.

(3)The June 2003 and December 2003 amounts have been restated to reflect the divisional restatements as discussed in Note 1.

(4)The figures for June 2003 have been restated to reflect the implementation of UITF Abstract 37- Purchases and sales of own shares and UITF Abstract 38 -Accounting for ESOP Trusts.

(5)The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.



                                                                          Half-year    Half-year           Year
                                                                            30 June      30 June    31 December
                                                                               2004         2003           2003
  4 Other interest receivable and similar income                              EUR m        EUR m          EUR m

  Interest on loans and advances to banks                                        40           67            113
  Interest on loans and advances to customers                                 1,295        1,362          2,622
  Income from leasing and hire purchase contracts                                75           76            163

                                                                              1,410        1,505          2,898


                                                                          Half-year    Half-year           Year
                                                                            30 June      30 June    31 December
                                                                               2004         2003           2003
  5 Interest payable                                                          EUR m        EUR m          EUR m

  Interest on deposits by banks and customer accounts                           704          761          1,490
  Interest on debt securities in issue                                           92           49            101
  Interest on subordinated liabilities                                           34           26             47
  Interest on reserve capital instruments                                        19           19             38

                                                                                849          855          1,676


                                                                          Half-year    Half-year           Year
                                                                            30 June      30 June    31 December
                                                                               2004         2003           2003
                                                                                        Restated
  6 Other income                                                              EUR m        EUR m          EUR m

  Dividend income                                                                17           11             16
  Fees and commissions receivable                                               486          548          1,038
  Less: fees and commissions payable                                           (63)         (64)          (125)
  Dealing profits                                                                40           68            135
  Other operating income (note 7)                                               105          100            166

                                                                                585         663          1,230

Notes

                                                                         Half-year    Half-year           Year
                                                                           30 June      30 June    31 December
                                                                              2004         2003           2003
  7 Other operating income                                                   EUR m        EUR m          EUR m

  Profit on disposal of debt securities held for investment purposes            14           31             37
  Profit on termination of off-balance sheet instruments                        36            -              -
  Profit on disposal of equity shares                                            2            4              3
  Contribution of life assurance company                                        24           26             60
  Contribution from securitised assets                                           1            2              1
  Mortgage origination and servicing income                                      -            2              2
  Miscellaneous operating income                                                28           35             63

                                                                               105          100            166


                                                                         Half-year    Half-year           Year
                                                                           30 June      30 June    31 December
                                                                              2004         2003           2003
  8 Total operating expenses                                                 EUR m        EUR m          EUR m

  Staff costs                                                                  546          607          1,157
  Other administration expenses                                                273          288            552
  Depreciation of tangible fixed assets                                         61           82            148
  Amortisation of intangible assets                                             15           15             31
  Restructuring costs(1)                                                         -            -             72

                                                                               895          992          1,960


(1) A provision of EUR 10m was recorded in 2003 in respect of a BZWBK branch network restructuring programme. A provision of EUR 62m was made for an Early Retirement Package in 2003. Under this programme 251 staff in the Republic of Ireland and Northern Ireland exited the organisation on a non-replacement basis on 30April 2004.


9     Profit/(loss) on disposal of businesses

The profit on disposal of business in 2004 of EUR 12m relates to the sale of BZWBK's subsidiary, CardPoint S.A. (tax charge EUR 2m).

The profit on disposal of businesses in the half-year ended 30 June 2003 of EUR 5m relates to the profit on disposal of Polsoft of EUR4m (tax charge EUR 1m) and EUR 1m being the profit on disposal of Allfirst Financial Inc. recognised in the profit and loss account.

The loss on disposal of businesses in the year ended 31 December 2003 of EUR 141m relates to the loss on disposal of the Govett business of EUR 153m (tax credit EUR 1 million), offset by the profit on disposal of the AIB New York retail business of EUR 7m (tax charge EUR 3m), the profit on disposal of Polsoft of EUR 4m (tax charge EUR 1m) and EUR 1m being the profit on the disposal ofAllfirst Financial Inc. recognised in the profit and loss account.


Notes


                                                           Half-year               Half-year                     Year
                                                             30 June                 30 June              31 December
                                                                2004                    2003                     2003
  10 Taxation                                                  EUR m                   EUR m                    EUR m

  Allied Irish Banks, p.l.c. and subsidiaries
  Corporation tax in Republic of Ireland
  Current tax on income for the period(1)                         60                     105                      173
  Adjustments in respect of prior periods                          1                     (4)                        4
                                                                  61                     101                      177
  Double taxation relief                                         (6)                    (41)                     (49)

                                                                  55                      60                      128
  Foreign tax
  Current tax on income for the period                           101                     117                      210
  Adjustments in respect of prior periods                        (8)                       1                        -
                                                                  93                     118                      210

                                                                 148                     178                      338

  Deferred taxation
  Origination and reversal of timing differences                 (4)                     (5)                     (54)
  Other                                                           -                     (2)                      (5)
                                                                 (4)                     (7)                     (59)
  Associated undertakings                                         31                      11                       39
                                                                 175                     182                      318

  Effective tax rate                                           25.1%                   28.6%                    31.4%


    (1) The June 2004 figure includes a charge of EUR 14.7m in relation to the Irish Government bank levy (30 June 2003: EUR 14.7m;
    31 December 2003: EUR 29.5m).


                                                            Half-year               Half-year                    Year
                                                              30 June                 30 June             31 December
                                                                 2004                    2003                    2003
  11 Earnings per EUR 0.32 ordinary share                                            Restated

  (a) Basic
  Group profit attributable to the ordinary            EUR       505m          EUR       441m            EUR     677m
  shareholders(1)
  Weighted average number of shares in issue                   847.0m                  873.6m                  859.6m
  during the period(1)
  Earnings per share                                   EUR      59.6c          EUR      50.5c            EUR    78.8c


(1)In accordance with FRS 14 - 'Earnings Per Share', dividends arising on shares held by the employee share trusts are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed. The shares held by the trusts are excluded from the calculation of weighted average number of shares in issue.



                                                                                 Earnings per EUR 0.32 ordinary share
                                                  Half-year                         Half-year                    Year
                                                    30 June                           30 June             31 December
                                                       2004                              2003                    2003
  (b) Adjusted                                                                       Restated
                                                                                    cent per EUR 0.32 share

  As reported                                          59.6                              50.5                    78.8

  Adjustments
  Goodwill amortisation                                 4.8                               3.4                     8.4
  Impact of Govett disposal on profit
  and loss account                                        -                                 -                    17.6
  Impact of Allfirst
  disposal on profit and loss account                     -                               4.5                     4.7
                                                       64.4                              58.4                   109.5

The adjusted earnings per share figure has been presented to eliminate the effect of the amortisation of goodwill in all periods and the impact of the Govett and Allfirst disposals in 2003.

Notes

11 Earnings per EUR 0.32 ordinary share (continued)

                                                                                Half-year    Half-year           Year
                                                                                  30 June      30 June    31 December
  (c) Diluted                                                                        2004         2003           2003

                                                                                     Number of shares (millions)

  Weighted average number of shares in issue during the period                      847.0        873.6          859.6
  Dilutive effect of options outstanding                                              2.5          6.2            4.7

  Diluted                                                                           849.5        879.8          864.3


The weighted average number of ordinary shares reflects the dilutive effect of options outstanding under the employee share trusts, the Share Option Scheme and the AIA Stock Option Trust (from 1 April 2003).




                                                                                  30 June    30 June    31 December
                                                                                     2004       2003           2003
12 Loans and advances to customers                                                  EUR m      EUR m          EUR m

Loans and advances to customers                                                    55,697     43,798         47,828
Amounts receivable under finance leases                                             1,709      1,419          1,636
Amounts receivable under hire purchase contracts                                      964        860            873
Money market funds                                                                    132        170            153

                                                                                   58,502     46,247         50,490


                                                                                  30 June    30 June    31 December
                                                                                     2004       2003           2003
13 Provisions for bad and doubtful debts                                            EUR m      EUR m          EUR m

At beginning of period                                                                664        862            862
Exchange translation adjustments                                                       18       (39)           (51)
Disposal of subsidiary                                                                  -      (135)          (135)
Charge against profit and loss account                                                 55         76            152
Amounts written off                                                                  (63)       (92)          (182)
Recoveries of amounts written off in previous years                                     3          6             18

At end of period                                                                      677        678            664

At end of period
Specific                                                                              376        365            348
General                                                                               301        313            316

                                                                                      677        678            664
Amounts include:
Loans and advances to banks                                                             2          2              2
Loans and advances to customers                                                       675        676            662

                                                                                      677        678            664



Notes

14     Risk elements in lending

Outside of the United States of America, the Group's loan control and review procedures generally do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the US Securities and Exchange Commission ('SEC').Management has, however, set out below the amount of loans, without giving effect to available security and before deduction of provisions, which would have been so classified had the SEC's classification been used.



                                                                                   30 June    30 June    31 December
                                                                                      2004       2003           2003
                                                                                     EUR m      EUR m          EUR m

    Loans accounted for on a non-accrual basis (including loans where interest is accrued but provisions have been made against it)(1)
    Republic of Ireland                                                                251        275            264
    United Kingdom                                                                     148        101            111
    Poland                                                                             340        424            332
    USA                                                                                  2          -              -

                                                                                       741        800            707

    Accruing loans which are contractually past due 90 days
    or more as to principal or interest(2)
    Republic of Ireland                                                                 92         78             95
    United Kingdom                                                                      11         11             18

                                                                                       103         89            113


(1) Total interest income that would have been recorded during the half-year ended 30 June 2004, had interest on non-accrual loans been included in income, amounted to EUR 6m for Republic of Ireland (31 December 2003: EUR 14m;30 June
2003: EUR 8m), EUR 3m for United Kingdom (31 December 2003: EUR 4m; 30 June 2003: EUR 2m), zero for United States of America (31 December 2003: EUR 1m; 30 June 2003: EUR 1m) and EUR 7m for Poland (31 December 2003: EUR 17m; 30 June 2003: EUR 8m). Interest on non-accrual loans included in income for the half-year ended 30 June 2004 totalled EUR 9m (31 December 2003: EUR 21m; 30 June 2003: EUR 11m).

(2) Overdrafts generally have no fixed repayment schedule and, consequently, are only in some circumstances included in this category.

AIB Group generally expects that loans, where known information about possible credit problems causes management to have serious doubts as to the ability of borrowers to comply with loan repayment terms, would be included under its definition of non-performing and would therefore have been reported in the table above. However, management's best estimate of loans, not included in the table above, that are current as to payment of principal and interest but concerning which AIB Group has serious doubts as to the ability of the borrower to comply with loan repayment terms, was zero at 30 June 2004 (31 December 2003: EUR 40m; 30 June 2003: EUR30m).


Notes


                                                                         30 June 2004              31 December 2003
                                                                 Book          Market                Book    Market
                                                               amount           value              amount     value
    15 Debt securities                                          EUR m           EUR m               EUR m     EUR m

    Held as financial fixed assets
    Issued by public bodies:
         Government securities                                  6,582           6,630               5,237     5,346
         Other public sector securities                           768             766                 562       569
    Issued by other issuers:
         Bank and building society certificates of deposit        736             734                 589       588
         Other debt securities                                  8,746           8,758               6,057     6,122

                                                               16,832          16,888              12,445    12,625

    Held for trading purposes
    Issued by public bodies:
         Government securities                                    821                                 630
         Other public sector securities                            83                                  85
    Issued by other issuers:
         Bank and building society certificates of deposit          -                                   -
         Other debt securities                                  6,238                               4,967

                                                                7,142                               5,682

                                                               23,974                              18,127

16     Long-term assurance business

Income from long-term assurance business included in the profit and loss account can be divided into those items comprising the operating profit of the business and other items as set out below.


                                                              2004      2003      2003
    Income from Ark Life's long-term assurance business      EUR m     EUR m     EUR m

    New business contribution                                   19        22        39
    Contribution from existing business
         - expected return                                      13        12        24
         - experience variances                                (1)       (1)       (1)
    Investment returns                                           2         2         4
    Distribution costs                                         (6)      (12)      (15)

    Operating profit                                            27        23        51
    Other items:
         Change in value of future unit linked fees            (1)         -         3
         Exceptional items                                     (2)         3         6

    Income from long-term assurance business before tax         24        26        60
    Attributable tax                                             3         3         8

    Income from long-term assurance business after tax          21        23        52


Notes

16 Long-term assurance business (continued)

The assets and liabilities of Ark Life representing the value of the assurance business together with the policyholders' funds are:


                                                                  30 June    30 June    31 December
                                                                     2004       2003           2003
                                                                    EUR m      EUR m          EUR m

    Investments                                                     3,248      2,631          3,009
    Value of investment in business                                   169        152            167
    Other assets - net                                                123         78             98

                                                                    3,540      2,861          3,274

    Long-term assurance liabilities to policyholders              (3,114)    (2,487)        (2,869)

    Long-term assurance business attributable to shareholders         426        374            405

    Represented by:
         Shares at cost                                                19         19             19
         Reserves                                                     396        346            376
         Profit and loss account                                       11          9             10

                                                                      426        374            405


Presentation in the Group balance sheet

Under UITF 37, holdings of shares in Allied Irish Banks, p.l.c., (by the parent or subsidiary companies),for any reason, are deducted in arriving at shareholders' funds. At 30 June 2004, shares in AIB with a value of EUR 57m (31 December 2003: EUR 59m; 30 June 2003: EUR58m) were held within the long-term business funds to meet the liabilities to policyholders.

Long-term assurance assets attributable to policyholders are presented in the Group balance sheet net of the carrying value of the shares in AIB held within the fund. Group shareholders' funds have been reduced by a similar amount.



                                                                               30 June          30 June     31 December
                                                                                  2004             2003            2003
    17 Customer accounts                                                         EUR m            EUR m           EUR m

    Current accounts                                                            16,026           13,674         14,657
    Deposits:
         Demand deposits                                                         7,102            6,346          6,788
         Time deposits                                                          20,645           18,985         19,539
         Money market funds                                                      4,833            4,159          3,628

                                                                                48,606           43,164         44,612



Notes
                                                                               30 June          30 June    31 December
                                                                                  2004             2003           2003
    18 Consolidated cash flow statement                                          EUR m            EUR m          EUR m

    (a) Analysis of changes in cash
    At beginning of period                                                       1,042            2,731          2,731
    Net cash outflow before the effect of
    exchange translation adjustments                                             (204)          (1,477)        (1,351)
    Effect of exchange translation adjustments                                      18            (178)          (338)

    At end of period                                                               856            1,076          1,042


                                                                               30 June          30 June    31 December
                                                                                  2004             2003           2003
                                                                                 EUR m            EUR m          EUR m

    (b) Analysis of cash
    Cash and balances at central banks                                             599               652            838
    Loans and advances to banks (repayable on demand)                              257               424            204

                                                                                   856             1,076          1,042


                                                                                                        Contract amount
                                                                              30 June            30 June    31 December
                                                                                 2004               2003           2003
    19 Memorandum items: contingent liabilities and commitments                 EUR m              EUR m          EUR m

    Contingent liabilities:
         Acceptances and endorsements                                              11                 54             12
         Guarantees and assets pledged as collateral security                   5,084              4,326          4,157
         Other contingent liabilities                                             788                695            722
                                                                                5,883              5,075          4,891

    Commitments:
         Other commitments                                                     15,081             12,351         13,932

                                                                               20,964             17,426         18,823

The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

The following table presents the notional principal amount and gross replacement cost of interest rate, exchange rate and equity contracts.



                                         30 June 2004                 30 June 2003                   31 December 2003
                             Notional           Gross     Notional           Gross            Notional          Gross
                            principal     replacement    principal     replacement           principal    replacement
                               amount            cost       amount            cost              amount           cost
                                EUR m           EUR m        EUR m           EUR m               EUR m          EUR m

  Interest rate               148,121             951      106,263           1,711              99,781          1,030
  contracts(1)

  Exchange rate                21,724             312       20,025             370              15,565            501
  contracts(1)

  Equity contracts(1)           4,009             104        3,149              35               2,445             73


(1)Interest rate, exchange rate and equity contracts have been entered into for both hedging and trading purposes.

Notes

19 Memorandum items: contingent liabilities and commitments (continued)

In respect of interest rate and exchange rate contracts, notional principal amounts are used to express the volume of these transactions. However, the amounts subject to risk are much lower in accordance with the terms of the contracts. Credit risk arises when market movements are such that the deal has positive value to the Group so that a cost would be incurred if the contract had to be replaced in the event of counterparty default. The sum of these positive values is known as gross replacement cost and does not reflect the netting of offsetting positions.


20     Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the half-year ended 30 June 2004 and the year ended 31 December 2003.The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.


                                            Half-year ended 30 June 2004                  Year ended 31 December 2003
                                          Average    Interest    Average               Average    Interest    Average
                                          balance                   rate               balance                   rate
  Assets                                    EUR m       EUR m          %                 EUR m       EUR m          %

  Placings with banks
       Domestic offices                     2,722          30        2.2                 3,138          85        2.7
       Foreign offices                        922          10        2.0                   770          27        3.5
  Loans to customers(1)
       Domestic offices                    32,928         726        4.4                28,361       1,352        4.8
       Foreign offices                     19,385         529        5.5                18,642       1,012        5.4

  Placings with banks and
  loans to customers(1)
       Domestic offices                    35,650         756        4.3                31,499       1,437        4.6
       Foreign offices                     20,307         539        5.3                19,412       1,039        5.4
  Funds sold
       Domestic offices                         -           -          -                     -           -          -
       Foreign offices                          -           -          -                   288           4        1.3
  Debt securities and
  government bills
       Domestic offices                    16,606         289        3.5                11,278         397        3.5
       Foreign offices                      4,830         127        5.3                 6,006         315        5.3
  Instalment credit and
  finance lease
  receivables
       Domestic offices                     1,901          50        5.3                 1,902         108        5.7
       Foreign offices                        692          25        7.3                   826          55        6.7
  Total interest earning
  assets
       Domestic offices                    54,157       1,095        4.1                44,679       1,942        4.3
       Foreign offices                     25,829         691        5.4                26,532       1,413        5.3

                                           79,986       1,786        4.5                71,211       3,355        4.7

  Allowance for loan                        (670)                                        (741)
  losses
  Non-interest earning                      6,957                                        6,766
  assets

  Total assets                             86,273       1,786        4.2                77,236       3,355        4.3
  Percentage of assets
  applicable to
       foreign activities                                           32.6                                         37.9


(1)Loans to customers include money market funds. Non-accrual loans and loans classified as problem loans are also included within this caption.

Notes


20     Average balance sheets and interest rates (continued)


                                            Half-year ended 30 June 2004                  Year ended 31 December 2003
                                          Average    Interest    Average               Average    Interest    Average
                                          balance                   rate               balance                   rate
  Liabilities and                           EUR m       EUR m          %                 EUR m       EUR m          %
  stockholders' equity

  Interest bearing deposits and
  other short-term borrowings
  Domestic offices                         47,121         450        1.9                36,836         727        2.0
  Foreign offices                          20,200         306        3.0                21,230         606        2.9
  Funds purchased
  Domestic offices                              -           -          -                     -           -          -
  Foreign offices                               -           -          -                   264           3        1.2
  Subordinated liabilities
  Domestic offices                          1,983          52        5.3                 1,682          78        4.7
  Foreign offices                             167           1        1.2                   132           7        5.2
  Total interest bearing
  liabilities
  Domestic offices                         49,104         502        2.1                38,518         805        2.1
  Foreign offices                          20,367         307        3.0                21,626         616        2.8

                                           69,471         809        2.3                60,144       1,421        2.4

  Interest-free liabilities
  Current accounts                          7,337                                        7,798
  Other liabilities                         3,883                                        4,219
  Minority equity and                         164                                          191
  non-equity interests
  Preference share capital                    200                                          215
  Ordinary stockholders'                    5,218                                        4,669
  equity

  Total liabilities and                    86,273         809        1.9                77,236       1,421        1.8
  stockholders' equity

  Percentage of liabilities
  applicable to foreign activities                                  29.8                                         35.6


21     Review report

The interim results have been reviewed by the Group's auditors, KPMG, and their review report is set out on page 36.The profit retained for the half-year ended 30 June 2004 has been included in Tier 1 capital at 30 June 2004.



22     Approval

The interim results (unaudited) were approved by the board of directors on 26 July 2004.


                                                   Half-year    Half-year           Year
                                                     30 June      30 June    31 December
                                                        2004         2003           2003
Operating ratios
Operating expenses(1)/operating income                  57.0%     59.0%(2)          59.4%
Tangible operating expenses(3)/operating income         56.0%     58.1%(2)          58.5%
Other income(4)/operating income                        37.8%     39.7%(2)          39.1%
Net interest margin
Group                                                   2.46%        2.83%          2.72%
Domestic                                                2.20%        2.74%          2.54%
Foreign                                                 2.99%        2.95%          3.00%

Rates of exchange
EUR/US $
Closing                                                1.2155       1.1427         1.2630
Average                                                1.2279       1.1051         1.1346
EUR/Stg
Closing                                                0.6708       0.6932         0.7048
Average                                                0.6764       0.6843         0.6901
EUR/PLN
Closing                                                4.5236       4.4775         4.7019
Average                                                4.7232       4.2776         4.4157

(1)Excludes restructuring costs of EUR 72.4m in December 2003.

(2)The figures for the half-year 30 June 2003 have been restated to reflect the implementation of UITF Abstract 37 - Purchases and sales of own shares.

(3)Excludes amortisation of goodwill of EUR 15.2m (half-year 30 June 2003: EUR 15.5m; year 31 December 2003: EUR 30.8m) and restructuring costs of EUR 72.4m in December 2003.

(4)Other income includes other finance income.


Capital adequacy information      EUR m    EUR m     EUR m

Total risk weighted assets       72,146    58,115    62,615

Capital
Tier 1                            5,032     4,499     4,451
Tier 2                            2,484     1,956     2,439

                                  7,516     6,455     6,890

Supervisory deductions              475       361       389

Total                             7,041     6,094     6,501


Additional financial information

The following consolidated profit and loss accounts for the half-year ended 30 June 2003 and the year ended 31 December 2003 have been presented to facilitate comparisons to the financial statements presented in this report.


                                           Half-year ended 30 June 2003                   Year ended 31 December 2003
                                                               Restated
                                 Continuing    Discontinued                     Continuing    Discontinued
                                 activities      activities       Total         activities      activities      Total
                                      EUR m           EUR m       EUR m              EUR m           EUR m      EUR m

  Interest receivable:
  Interest receivable and
  similar income arising
  from debt securities and
  other fixed income securities         351              12         363                700              12        712
  Other interest receivable and
  similar income                      1,380             125       1,505              2,773             125      2,898
  Less: interest payable              (812)            (43)       (855)            (1,633)            (43)    (1,676)

  Net interest income                   919              94       1,013              1,840              94      1,934
  Other finance income                    7             (2)           5                 14             (2)         12
  Other income                          557             106         663              1,124             106      1,230

  Total operating income              1,483             198       1,681              2,978             198      3,176
  Total operating expenses              871             121         992              1,839             121      1,960

  Group operating profit                612              77         689              1,139              77      1,216
  before provisions
  Provisions for bad and                 66              10          76                142              10        152
  doubtful debts
  Provisions for                          7               -           7                  9               -          9
  contingent liabilities
  and commitments
  Amounts written off                     9               -           9                 16               -         16
  fixed asset investments

  Group operating profit                530              67         597                972              67      1,039
  Share of operating                     45               -          45                143               -        143
  profits of associated
  undertakings
  Share of restructuring
  and integration costs
  in associated                        (16)               -        (16)               (20)               -       (20)
  undertaking
  Amortisation of goodwill on
  acquisition of associated            (14)               -        (14)               (42)               -       (42)
  undertaking
  Profit on disposal of                  18               -          18                 32               -         32
  property
  Profit/(loss) on                        4               1           5              (142)               1      (141)
  disposal of businesses

  Group profit on ordinary activities
  before taxation                       567              68         635                943              68      1,011
  Taxation on ordinary                  163              19         182                299              19        318
  activities

  Group profit on ordinary activities
  after taxation                        404              49         453                644              49        693
  Equity and non-equity
  minority interests in subsidiaries      8               1           9                 10               1         11
  Dividends on                            3               -           3                  5               -          5
  non-equity shares

                                         11               1          12                 15               1         16

  Group profit attributable to
  the ordinary shareholders of          393              48         441                629              48        677
  Allied Irish Banks, p.l.c.
  Dividends on equity shares                                        157                                           452
  Transfer to reserves                                               22                                            51

                                                                    179                                           503
  Profit retained                                                   262                                           174



Independent review report of KPMG to Allied Irish Banks, p.l.c.

Introduction

We have been instructed by the Company to review the financial information contained in its interim report for the six months ended 30 June 2004 which comprises a consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes 1 to 22.We have read the other information contained in the interim report for any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Irish Stock Exchange. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts, in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.


Chartered Accountants

Dublin


26 July 2004



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  27 July 2004                                 By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.